FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of December 2006

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 2760 – 200 Granville Street,

Vancouver, BC

V6C 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

No. 06-015

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 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

December 12, 2006

InNexus Biotechnology to Present at Antibody Engineering 2006

Vancouver, British Columbia, Canada–InNexus Biotechnology Inc. (Toronto Stock Exchange: IXS.V, OTCBB: IXSBF), an innovative antibody-driven drug development company will be presenting at the IBC Antibody Engineering Conference in San Diego, California at a Sponsored Technology Workshop.  The workshop, entitled SuperAntibody Technology Platform: Targeted Drug Development, will be held on Wednesday, December 13th at noon.

InNexus’ Chief Scientific Officer, Dr. Charles Morgan will lead the workshop.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed SuperAntibody™ technology, improving the potency of existing antibody products while opening new markets and disease applications. SuperAntibodies™ utilize unique, novel and patented methods and technologies of InNexus.

InNexus is principally managed from Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

 “Jeffrey Morhet”
Jeffrey Morhet, President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeff Morhet, President, CEO & Chairman

E-mail: jmorhet@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

No. 06-015

News Release precedent doc